CONFIDENTIAL TERMINATION AGREEMENT
AND GENERAL RELEASE OF CLAIMS
1.    Factual Background. Christos Kaskavelis (“Employee”) was employed by Velti plc, a company organized under the laws of the Bailiwick of Jersey (the “Company”) as its Chief Operating Officer and is a member of its board of directors.
As part of a reorganization and restructuring of its business, the board of directors of the Company has decided to terminate Employee’s employment with the Company. In connection with that decision, it is the Company’s desire to provide Employee with certain separation benefits and to resolve any claims that Employee has or may have against the Company and its affiliated persons and entities. Accordingly, Employee and the Company agree as set forth below. This Agreement will become effective upon its execution by Employee.
2.    Wages and Salary. Employee acknowledges that he will have been paid all wages (including, but not limited to, base salary, bonuses, commissions, overtime pay, incentive payments, and accrued, unused paid time off/vacation) and benefits that Employee earned during his employment with the Company. Employee understands and acknowledges that he shall not be entitled to any additional payments or benefits from the Company other than those expressly set forth in this Agreement. The Company shall reimburse Employee for all reasonable business expenses incurred in the performance of his services hereunder, upon receipt of supporting material for such expenses, including the cost of networking forums attended by Employee on behalf of the Company that have been pre-approved by the Company’s Chief Executive Officer.
3.    Termination Date. Employee and the Company agree that the Company terminated Employee’s employment with the Company as of March 28, 2013 (the “Termination Date”).
4.    Termination Benefits. Subject to Employee’s compliance with this Agreement, the Company shall provide Employee with the following:
(a)    Health and Other Insurance. Subject to the rules of any applicable scheme, the Company shall continue to cover the costs of membership of the Employee and his dependants of a private medical insurance scheme with BUPA or such other reputable medical expenses insurance scheme as the Company shall decide from time to time through December 31, 2013. The level of insurance cover to be provided shall be the same as the level of insurance cover provided by the Company immediately prior to the Termination Date. In addition, the Company will continue to meet the Executive’s compulsory annual contribution to TEBE or any equivalent state insurance or pension fund at the same level as provided immediately prior to the Termination Date, through December 31, 2013. The Company shall continue to provide the Employee with protection against loss of life and against personal accident under a policy of insurance, with sums insured at the same level as was provided by the Company immediately prior to the Termination Date.
(b)    Directors and Officers Insurance. The Company shall continue to cover Employee under a policy of directors’ and officers’ insurance, to the same extent as coverage is provided to all other Company directors, for a period of six years following the Termination Date

(unless such policy is no longer available for any Company directors). In addition, the Company will continue to abide by the terms of the Indemnity Agreement between the Company and Employee, the terms of which are hereby incorporated by reference in their entirety.
(c)    Company Equipment. Employee shall be entitled to retain the Company-provided laptop and cell phone in his possession, and the Company shall continue to pay the service charges on the cell phone at the rate previously paid by the Company on behalf of Employee through December 31, 2013. Employee shall be entitled to continue use of the Company cars provided to him, through termination of the leases on such cars or August 30th 2013, whichever comes first
(d)    Equity Rights. As of the Termination Date, Employee had become vested in 298,160 ordinary shares of the Company that are subject to share options awarded to Employee by the Company but not yet exercised by Employee (the “Vested Share Options”). Employee and the Company hereby agree that all such Vested Share Options shall terminate and be forfeited by Employee if not exercised by May 10, 2013. In addition, Employee had been awarded 269,488 ordinary shares of the Company subject to share options awarded to Employee but that had not yet become vested as of the Termination Date (the “Unvested Share Options”). Employee shall cease vesting in all of such Unvested Share Options as of the Termination Date, and such Unvested Share Options shall expire. As of the Termination Date, Employee has also been awarded 101,594 deferred share units that are not vested as of the Termination Date (the “Unvested RSUs”). The Company and Employee hereby agree that the vesting of each such outstanding Unvested RSUs shall accelerate such that 67% of such Unvested RSUs, being 68,068 deferred share units, shall become vested and fully released to Employee.
5.    Continued Advisory Role. Company hereby retains Employee as an Advisor to the Company, and Employee hereby agrees to provide advisory and consulting services to the Company on such matters as the Company and Employee may reasonably agree (the “Consulting Services”) for a term of six months. Employee shall report directly to Alex Moukas, Chief Executive Officer of the Company. The Employee will be engaged by the Company as an advisor for the exchange of strategic and business development ideas.
(a)    Independent Contractor Relationship. Employee’s relationship with the Company shall be that of an independent contractor and not that of an employee. Accordingly, Employee will not be eligible for any employee benefits, nor will the Company make deductions from payments made to Employee for taxes, which shall be solely Employee’s responsibility. Employee shall have no authority to enter into contracts which bind the Company or create obligations on the part of the Company.
(b)    Compensation for Advisory Role. Subject to the approval of the Board of Directors, as compensation for the services rendered hereunder, the Company shall award to Employee 115,000 deferred share units (the “Advisory Shares”) vesting in full on the date that is six months’ following the grant date. The terms of such award shall be governed by the Company’s Share Incentive Plan and the form of agreement thereunder typically used by the Company in connection with equity awards made to other consultants to the Company. If the Board of Directors should fail to approve this grant of the Advisory Shares, then this agreement shall be null and void. Should the Company be subject to a Change in Control (as defined below), vesting of all unvested

Advisory Shares as of the date of completion of such Change in Control shall be fully accelerated such that such shares shall be full vested as of the date immediately prior to the effective date of such Change in Control. For purposes hereof, “Change in Control” means the occurrence of any of the following: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person) “beneficial ownership” (as defined in Rule 13d 3 promulgated under the Exchange Act), directly or indirectly, of ordinary shares of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding ordinary shares entitled to vote generally in the election of directors; (ii) the Company is party to a merger or consolidation which results in the holders of the ordinary shares of the Company outstanding immediately prior thereto failing to retain immediately after such merger or consolidation direct or indirect beneficial ownership of more than sixty percent (60%) of the total combined voting power of the shares entitled to vote generally in the election of directors of the Company or the surviving entity outstanding immediately after such merger or consolidation; (iii) the sale or disposition of all or substantially all of the Company’s assets or consummation of any transaction having similar effect (other than a sale or disposition to one or more subsidiaries of the Company); or (iv) the shareholders of the Company or the Board approve a plan of complete liquidation or dissolution of the Company.
(c)    Confidentiality of Proprietary Information and Assignment of Proprietary Rights. Employee agrees that, in the performance of his advisory services hereunder, Employee shall continue to be bound by all confidentiality and nondisclosure agreements to which Employee was subject while employed by the Company, and Employee acknowledges that all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets which are made by Employee (solely or jointly with others) within the scope of and as part of Employee’s consultancy with the Company (collectively referred to herein as “Inventions”) are “works made for hire” (to the greatest extent permitted by applicable law) and are compensated by such amounts paid to Employee under this Agreement, unless regulated otherwise by the mandatory law of the state of California. To the extent that Employee owns or controls intellectual property rights of any kind in any pre-existing works which are subsequently incorporated by Employee in any Inventions without the express written permission of the Company, Employee hereby grants the Company a royalty-free, irrevocable, world-wide, perpetual, non-exclusive license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell, license, disclose, publish, or otherwise disseminate or transfer such subject matter. Employee also agrees and warrants that Employee will not use or incorporate third party proprietary materials into Inventions or disclose third party proprietary information to Company.
6.    Release of Claims. Each of the parties hereto and his or its successors release the other party and, in the case of the Company, its parent, divisions, subsidiaries, and affiliated entities, and each of those entities’ respective current and former shareholders, investors, directors, officers, employees, agents, attorneys, insurers, legal successors and assigns of and from any and all claims, actions and causes of action, whether now known or unknown, which such party now has, or at any other time had, or shall or may have against those released parties based upon or arising out of any matter, cause, fact, thing, act or omission whatsoever occurring or existing at any time up to and including the date on which such party signs this Agreement, including, but not limited to, any claims of breach of express or implied contract, wrongful termination, constructive discharge, retaliation, fraud, defamation, infliction of emotional distress or national origin, race, age, sex, sexual orientation, disability or other applicable discrimination or harassment law or fair labor standards law, or any other applicable law. This release of claims will not apply to any rights or claims that cannot be released as a matter of law, including any statutory indemnity rights.
7.    Directorships. Employee shall submit his resignation from any positions that he holds as an officer or director of the Company and any direct or indirect subsidiary of the Company. Employee agrees to sign all necessary documentation and to take any and all other necessary measures to effectuate any such resignation requested by the Company.
8.    Restrictive Covenants. Employee shall, through December 31, 2013, comply with the Restrictive Covenants set forth in the form of Service Agreement between Velti plc and each of Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis filed as Exhibit 10.15 to the Registration Statement (File No. 333-166793) filed with the Securities and Exchange Commission on May 13, 2010 (the “Service Agreement”).
9.    Continuing Obligations and Return of Company Property. Employee acknowledges and agrees that he shall continue to be bound by and comply with the terms of any proprietary rights, non-solicitation, non-competition, assignment of inventions, and/or confidentiality agreements between the Company and Employee, including those set forth in the Service Agreement. To the extent that he has not done so already, promptly following his execution of this Agreement, Employee will return to the Company, in good working condition, all Company property and equipment that is in Employee’s possession or control, including, but not limited to, any files, records, credit cards, keys, programs, manuals, business plans, financial records, and all documents (whether in paper, electronic, or other format, and any copies thereof) that Employee prepared or received in the course of his employment with the Company (other than the laptop and cell phone agreed in Section 4(b) above).
10.    Confidentiality. Employee agrees that he shall not directly or indirectly disclose any of the terms of this Agreement to anyone other than his immediate family or counsel, except as such disclosure may be required for accounting or tax reporting purposes or as otherwise may be required by law.
11.    Agreement Not To Assist With Other Claims. Employee agrees that he shall not, at any time in the future, encourage any current or former Company employee, or any other person or entity, to file any legal or administrative claim of any type or nature against the Company or any of its officers or employees. Employee further agrees that he shall not, at any time in the future, assist in any manner any current or former Company employee, or any other person or entity, in the pursuit or prosecution of any legal or administrative claim of any type or nature against the Company or any of its officers or employees, unless pursuant to a duly-issued subpoena or other compulsory legal process.

12.    Attorneys’ Fees. In the event of any legal action relating to or arising out of this Agreement, the prevailing party shall be entitled to recover from the losing party its attorneys’ fees and costs incurred in that action.
13.    Governing Law. This Agreement shall be interpreted in accordance with and governed by the laws of Jersey, the Channel Islands.
14.    Severability. If any provision of this Agreement is deemed invalid, illegal, or unenforceable, that provision will be modified so as to make it valid, legal, and enforceable, or if it cannot be so modified, it will be stricken from this Agreement, and the validity, legality, and enforceability of the remainder of the Agreement shall not in any way be affected.
15.    Integration and Modification. This Agreement constitutes the entire agreement with respect to the subject matter hereof and supersedes all prior negotiations and agreements between the parties, whether written or oral, with the exception of any stock option or stock award agreements between the parties (subject to the modifications of the Option described in Paragraph 6) and any agreements described in Paragraph 7, all of which agreements shall remain in full force and effect. The parties agree that the Employment Agreement is hereby terminated and of no further legal force or effect. This Agreement may not be modified or amended except by a document signed by an authorized officer of the Company and Employee.

EMPLOYEE UNDERSTANDS THAT HE IS ADVISED TO CONSULT WITH AN ATTORNEY PRIOR TO SIGNING THIS AGREEMENT AND THAT HE IS GIVING UP ANY LEGAL CLAIMS HE HAS AGAINST THE PARTIES RELEASED ABOVE BY SIGNING THIS AGREEMENT. EMPLOYEE ACKNOWLEDGES THAT HE IS SIGNING THIS AGREEMENT KNOWINGLY, WILLINGLY AND VOLUNTARILY IN EXCHANGE FOR THE TERMINATION BENEFITS DESCRIBED ABOVE, WHICH BENEFITS EMPLOYEE WOULD NOT BE ENTITLED TO RECEIVE BUT FOR HIS EXECUTION OF THIS AGREEMENT.

Dated: May 30, 2013	/s/ Chris Kaskavelis Christos Kaskavelis
Dated: May 23, 2013	Velti plc By: /s/ Alex Moukas Alex Moukas, Chief Executive Officer By: /s/ Sally Rau Sally Rau, Chief Administrative Officer

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